FORM OF AMENDMENT TO TRANSACTION BONUS AGREEMENT
This Amendment (the “Amendment”) is dated as of December 16, 2022 (“Effective Date”) amending the Transaction Bonus Agreements dated as of May 11, 2022 (the “TBRA”) by and between [Executive] (the “Executive”), PFSweb, Inc., (“PFSW”) and Priority Fulfillment Services, Inc. (the “Company” and, together with the PFSW, the “Companies”) (each a “Party,” and collectively, the “Parties”).
WHEREAS, the Companies are currently exploring potential strategic alternatives, which may involve a transaction that could result in a Change of Control (a “Transaction”) pursuant to a definitive transaction agreement (a “Transaction Agreement”);
WHEREAS, the continuing efforts of the Executive are necessary to the successful outcome of securing a Transaction and the completion of the same and, should the Board of Directors of PFSW (the “Board”) authorize the Company to enter into any such Transaction, would be necessary to the successful negotiation and execution of a Transaction Agreement and consummation of the transactions contemplated by any such Transaction Agreement (the “Closing”);
WHEREAS, as an inducement to the Executive to remain employed by the Company or PFSW, as the case may be, for the purpose of assisting with the consummation of such a Transaction, the Company has agreed to extend the time period in which the Closing of a Transaction may occur, and the Parties have agreed to modify this TBRA as set forth herein; and
WHEREAS, the Company further wishes to conform this Amendment to Section 409A of the Internal Revenue Code.

1.Modifications to the TBRA. As of the Effective Date of this Amendment:
a.Section 1(a) of the TBRA related to the Transaction Bonus shall hereby be amended as agreed by the Compensation Committee of the Board of Directors of PFSW to modify the “Outside Closing Date” from December 31, 2022 as stated therein to a date specific of December 31, 2023.
b.Section 2(a) of the TBRA related to Parachute Payments under Section 280G of the Internal Revenue Code (the “Code”) shall hereby be amended as agreed by the Compensation Committee of the Board of Directors of PFSW to ensure that if the Executive receives a Transaction Bonus subject to an excise tax under Section 4999 of the Code, then the Company’s Compensation Committee shall confirm such tax (and amount), based upon the advice of the Company’s independent certified public accountants. Section 2(a) is further amended such that if the Company receives such advice, it will pay Executive a grossed-up amount in connection with the Transaction Bonus as soon as practical, but in no event later than 30 days after such gross-up confirmation by the Compensation Committee.

Except as modified in this Amendment, all other terms and conditions of the TBRA remain unchanged and in full force and effect.

IN WITNESS WHEREOF, the Parties hereto, intending to be legally bound hereby, have executed this Amendment as of the day and year first above mentioned.

COMPANIES                        EXECUTIVE

By:_________________________________        _________________________________
Name:                             Name:
Title:                             Title: